Exhibit 11.1

		Year Ended December 31,
	2010	2009	2008
Basic

Net income (loss)	$610,897	$(1,140,141)	$(431,411)

Weighted average common shares outstanding	9,931,399	9,871,065	9,560,414

Net income (loss) per common share	$0.06	$(0.12)	$(0.04)

Diluted

Net income (loss)	$610,897	$(1,140,141)	$(431,411)

Weighted average common shares outstanding	9,931,399	9,871,065	9,560,414
Additional dilutive effect of stock options and warrants after application of treasury stock method	126,445	—	—

Weighted average dilutive shares outstanding	10,057,844	9,871,065	9,560,414

Net income (loss) per common share assuming dilution	$0.06	$(0.12)	$(0.04)